02019627

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

3-12-02

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 41118

RECEIVED MAR 05 2002 340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Troy Financial Investment Services Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Second St
(No. and Street)

Troy NY 12080
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah L. Biancaniello 518-270-3318
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick
(Name — if individual, state last, first, middle name)

74 No Pearl St Troy NY 12207
(City) (State)

PROCESSED
APR 29 2002
THOMSON FINANCIAL

C

RESIDENT

MENT SERVICES

X Public Accountant
countant
it not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

*Claims fo mption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 4-26-02

OATH OR AFFIRMATION

I, John Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troy Financial Investment Services Group, as of Dec 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

FRANK SCHEU
Notary Public, State of New York
Qualified in Albany County
Reg. No. 4984874
My Commission Expires July 28, 20 05

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Troy Financial
Investment Services Group

518-270-3365

ON 2/28 I FORWARDED TO YOU THE ATTACHED FACING PAGE ATTACHED TO THE TROY FINANCIAL INVESTMENT SERVICES GROUP'S ANNUAL REPORT. HOWEVER I BELIEVE THAT I HAD NOT STAMPED WHERE I NOTARIZED IT. HERE IS A NEW ORIGINAL, PROPERLY NOTARIZED. IF YOU HAVE ANY QUESTIONS, PLEASE CALL ME @ 518-270-3365

FRANK SCHELI